Exhibit #99.1

Media Release

FOR IMMEDIATE RELEASE

Updated Results from Phase 2 SPiReL Study Evaluating IMV’s DPX-Survivac as Combination Therapy in Patients with r/r DLBCL to be Presented at 61st American Society of Hematology (ASH) Annual Meeting

87.5% of evaluable subjects exhibited clinical benefit, including 2 complete responses and 3 partial responses

All patients tested were positive for survivin and blood analysis shows strong survivin-specific T cell responses correlated with clinical responses

The final conference poster presentation will include additional data collected between the abstract submission and the presentation itself

November 6, 2019

Dartmouth, Nova Scotia – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of immunotherapies, today announced that updated results from SPiRel, a Phase 2 study of the Company’s lead program, DPX-Survivac, as a combination therapy in patients with recurrent/refractory diffuse large B-cell lymphoma (DLBCL), will be featured in a poster session at the 61st American Society of Hematology (ASH) Annual Meeting, being held December 7-10, 2019 in Orlando, FL.

Poster Presentation Details:

Poster Title: Combination of DPX-Survivac, Low Dose Cyclophosphamide, and Pembrolizumab in Recurrent/Refractory DLBCL: The SPiReL Study

Presenter: Neil Berinstein, MD, FRCPC, ABIM, Haematologist at the Sunnybrook Health Sciences Centre, Toronto, ON.

Publication Number: 3236

Session Name: 704. Immunotherapies: poster II

Date and Time: December 8, 2019, 6:00 p.m. – 8:00 p.m. EDT

Location: Orange County Convention Center, Hall B

The American Society of Hematology has published the official abstracts on its meeting website in advance of the ASH Annual Meeting.

The final conference poster presentation will include additional data collected between the abstract submission on June 27, 2019 and the presentation itself. The poster will be available under Events, Webcasts and Presentations in the investors section of IMV’s website on the day of presentation.

About the SPiReL study

“SPiReL” is a Phase 2 non-randomized, open label, efficacy and safety study. Eligible subjects have recurrent/refractory DLBCL, confirmed expression of survivin are eligible for curative therapy. Study treatment includes administering two doses of 0.5 mL of DPX-Survivac 3 weeks apart followed by up to six 0.1 mL doses every 8 weeks. Intermittent low dose cyclophosphamide is administered orally at 50 mg twice daily for 7 days followed by 7 days off. Pembrolizumab 200 mg is administered every 3 weeks. Study participants continue active therapy for up to one year or until disease progression, whichever occurs first.

The primary objective of this study is to document the response rate to this treatment combination using modified Cheson criteria. Secondary objectives include duration of response and safety. Exploratory endpoints include T cell response, tumor immune cell infiltration, and gene expression analysis. Enrollment is ongoing with a goal of up to 25 subjects in this multi-center study.

At the time of data cut-off for the abstract on June 27, 2019, 23 subjects have been screened and 12 have been enrolled.

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of immunotherapies that programs targeted T cells in vivo. It has demonstrated the potential for industry-leading targeted, persistent, and durable CD8+ T cell generation. IMV believes this mechanism of action (MOA) is key to generating durable solid tumor regressions. DPX-Survivac consists of survivin-based peptides formulated in IMV’s proprietary DPX drug delivery platform. DPX-Survivac is designed to work by eliciting a cytotoxic T cell immune response against cancer cells presenting survivin peptides on their surface.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200

E: josh.rappaport@sternir.com

Media

Delphine Davan, Director, Communications, IMV
M: (514) 968-1046
E: ddavan@imv-inc.com